UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Westlake Chemical Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-32260	76-0346924
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2801 Post Oak Boulevard, Suite 600 Houston, Texas		77056
(Address of principal executive offices)		(Zip Code)
L. Benjamin Ederington
(713) 960-9111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Item 1.01 Conflict Minerals Disclosure and Report
Please refer to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Form SD and the 1934 Act Release No. 34-67716 (together, the "Conflict Minerals Rule") for definitions of the terms used in this form, unless otherwise defined herein.
Pursuant to the Conflicts Minerals Rule, Westlake Chemical Corporation ("Westlake") conducted a good faith, reasonable country of origin inquiry concerning any Conflict Minerals that were necessary to the functionality or production of products manufactured for sale by Westlake during the year ended December 31, 2020. Specifically, Westlake uses tin derivatives in the production of certain of its products. In conducting this country of origin inquiry, Westlake contacted all of its suppliers whose materials were necessary to the functionality or production of Westlake's products and might contain Conflict Minerals and requested confirmation as to whether or not the materials sold to Westlake by each such supplier contained Conflict Minerals from the Covered Countries.
Based on the confirmations received from such suppliers, although it is possible that some of the tin derivatives provided by our suppliers during the year ended December 31, 2020 may have been sourced from the Covered Countries, all of the smelters from whom our suppliers sourced such tin derivatives are on the list of compliant smelters as certified by the Responsible Minerals Initiative.
In accordance with Rule 13p-1, Westlake has made the foregoing disclosure available on its Web site at www.westlake.com under "http://www.westlake.com/investor-relations".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Westlake Chemical Corporation
(Registrant)

/s/Albert Chao	May 21, 2021
By Albert Chao President and Chief Executive Officer	(Date)